[LETTERHEAD OF SEASONS SERIES TRUST]
August 10, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Seasons Series Trust — Focus Growth Portfolio Registration Statement on Form N-14 Securities Act File No. 333-168058
Dear Commissioners:
     Pursuant to Rule 461 under the Securities Act of 1933, Seasons Series Trust (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (Securities Act File No. 333-168058) (the “Amendment”) so that the Amendment is declared effective on Wednesday, August 11, 2010 at 9:30 a.m., or as soon as practicable thereafter.
     If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness. Please call Jack Cohen of Willkie Farr & Gallagher LLP at 212-728-8681.
     The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:
     (i) does not foreclose the Commission from taking any action with respect to the filing;
     (ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 10, 2010

Very truly yours, Seasons Series Trust
By:	/s/ Nori L. Gabert
Nori Gabert
Secretary